SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 31, 2016 re TAT Technologies Ltd. Reports Second Quarter 2016 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2016 Results

GEDERA, Israel, Wednesday, August 31, 2016 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and six month periods ended June 30, 2016.

Financial Highlights for the Second quarter of 2016 (unaudited):

·	Total Revenue: $23.5 million compared to $21.5 million in the second quarter of 2015.

·	Operating income: $0.3 million compared to $1.1 million in the second quarter of 2015.

·	EBITDA: $1.2 million compared to $1.8 million in the second quarter of 2015.
·	Net income (loss): $(2.5) million loss, of which $ 2.4 million is attributable to tax expenses, compared to $0.7 million income in the second quarter of 2015.

·
Dividend: The Company declared a cash dividend in the total amount of $3.0 million. The dividend was paid to the shareholders on August 9, 2016.
The Company recorded an accrual, related to tax expenses, of approximately $2.4 million of which $ 2 million is related to a deferred tax liability for future distribution of earnings from foreign subsidiaries of the Company, since the Company's Board of Directors considers future distribution of dividends from these earnings to the Company's shareholders.

·	Earnings (loss) per share basic and diluted: $(0.28) loss per share compared to $0.08 earnings per share in the second quarter of 2015.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components including heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2016	2015
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,703	$18,688
Short-term bank deposits	6,133	8,122
Accounts receivable, net	22,605	19,151
Other current assets and prepaid expenses	2,392	3,025
Inventory, net	37,099	36,664

Total current assets	83,932	85,650

NON-CURRENT ASSETS:
Investment in affiliates	168	169
Funds in respect of employee rights upon retirement	2,527	2,626
Deferred income taxes	566	890
Intangible assets, net	1,247	1,314
Property, plant and equipment, net	20,958	18,934

Total non-current assets	25,466	23,933

Total assets	$109,398	$109,583

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	7,005	7,022
Dividends declared, not yet paid	3,000	-
Accrued expenses	8,160	7,815
Total current liabilities	18,165	14,837

NON CURRENT LIABILITIES:
Other long-term liabilities	67	189
Liability in respect of employee rights upon retirement	2,884	2,871
Deferred income taxes	2,038	262

Total non-current liabilities	4,989	3,322

Total liabilities	23,154	18,159

EQUITY:
Share capital	2,797	2,793
Additional paid-in capital	64,682	64,529
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	67	(4)
Retained earnings	20,786	26,194
Total shareholders' equity	86,244	91,424

Total liabilities and shareholders' equity	$109,398	$109,583

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Revised)		(Revised)	(Revised)
Revenues:
Products	$7,941	$7,747	$16,010	$14,726	$31,339
Services	15,589	13,723	31,154	27,230	54,268
	23,530	21,470	47,164	41,956	85,607

Cost of goods:
Products	6,341	6,034	13,032	11,588	24,466
Services	12,794	11,321	25,802	22,399	47,476
	19,135	17,355	38,834	33,987	71,942
Gross Profit	4,395	4,115	8,330	7,969	13,665

Operating expenses:
Research and development, net	474	185	738	323	890
Selling and marketing	947	758	1,957	1,483	2,903
General and administrative	2,682	2,024	5,092	3,948	8,469
Other loss (income)	(4)	-	(3)	1	631
Gain on bargain purchase	-	-	-	-	(4,833)
	4,099	2,967	7,784	5,755	8,060
Operating income	296	1,148	546	2,214	5,605

Financial expenses, net	(13)	(64)	(32)	(249)	(349)

Income before taxes on income	283	1,084	514	1,965	5,256

Taxes on income	2,722	351	2,908	782	644

Income (loss) before equity investment	(2,439)	733	(2,394)	1,183	4,612

Share in results and sale of equity investment of affiliated companies	(14)	-	(14)	1,491	1,237

Net income (loss)	$(2,453)	$733	$(2,408)	$2,674	$5,849

Basic and diluted income (loss) per share

Net income (loss) per share	$(0.28)	$0.08	$(0.27)	$0.30	$0.66

Weighted average number of shares outstanding
Basic	8,828,444	8,808,344	8,828,444	8,808,344	8,808,344
Diluted	8,828,444	8,811,044	8,828,444	8,809,423	8,810,689

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Revised)		(Revised)	(Revised)
Net income (loss)	$(2,453)	$733	$(2,408)	$2,674	$5,849
Other comprehensive income
Net unrealized gains (losses) from derivatives	(173)	-	192	-	(5)
Reclassification adjustments for gains included in net income and inventory	(74)	-	(121)	-	1
Total other comprehensive income (loss)	$(2,700)	$733	$(2,337)	$2,674	$5,845

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Revised)		(Revised)	(Revised)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$(2,453)	$733	$(2,408)	$2,674	$5,849

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	880	661	1,731	1,215	2,781
Loss on sale of property, plant and equipment	-	-	1	1	-
Interest from short-term bank deposits and restricted deposits	-	(15)	(11)	(15)	(33)
Loss (gain) from change in fair value of derivatives	5	-	(48)	-	10
Provision for doubtful accounts	-	-	43	-	206
Share in results and sale of equity investment of affiliated Company	14	-	14	(1,491)	(1,237)
Share based compensation	13	-	27	15	38
Gain on bargain purchase	-	-	-	-	(4,833)
Liability in respect of employee rights upon retirement	(5)	152	13	121	28
Deferred income taxes, net	2,218	277	2,100	643	(21)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(2,060)	(1,940)	(3,497)	(2,642)	(2,375)
Decrease (increase) in other current assets and prepaid expenses	1,480	(729)	944	(311)	(85)
Increase in inventory	(677)	(163)	(505)	(1,199)	(571)
Increase (decrease) in trade accounts payable	(551)	1,317	(124)	(405)	436
Increase (decrease) in accrued expenses	(207)	(148)	345	1,288	525
Increase (decrease) in other long-term liabilities	25	(7)	(122)	(14)	15
Net cash provided by (used in) operating activities	$(1,318)	$138	$(1,497)	$(120)	$733

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiary, net of cash acquired	-	-	-	-	(1,796)
Investment in affiliated company	(13)	-	(13)	-	-
Proceeds from sale of equity investment of affiliated Company	-	-	-	3,624	3,624
Funds in respect of employee rights upon retirement	117	(85)	(23)	(137)	8
Proceeds from sale of property and equipment		-	1	6	9
Purchase of property and equipment	(2,915)	(846)	(3,583)	(1,699)	(3,315)
Investments in short-term deposits	-	-	-	-	(8,109)
Maturities of short-term deposits	-	-	2,000	-	5,109
Cash flows provided by (used in) investing activities	$(2,811)	$(931)	$(1,618)	$1,794	$(4,470)

Cash flows provided by (used in) financing activities	$-	$-	$130	$-	$(469)

Net increase (decrease) in cash and cash equivalents	(4,129)	(793)	(2,985)	1,674	(4,206)

Cash and cash equivalents at beginning of period	19,832	25,361	18,688	22,894	22,894

Cash and cash equivalents at end of period	$15,703	$24,568	$15,703	$24,568	$18,688

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Revised)		(Revised)	(Revised)
SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Dividends declared, not yet paid	$3,000	$-	$3,000	$-	$-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: August 31, 2016